Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

Below is an excerpt from Pershing Square Capital Management, L.P.’s quarterly Letter to Investors, dated as of August 12, 2014, relating to its investment in Allergan, Inc.

Portfolio Update

We discuss certain investments below that have experienced material developments since our Annual Dinner last February.

Allergan (AGN)

Twenty-four years ago, I chose a seat in the upper deck (the so-called Sky Deck) of my business school class and sat behind a fellow named Bill Doyle. Twenty-three years later, I convinced Bill to join the Pershing Square team. Bill is an MIT and HBS grad who spent his first years after business school at McKinsey, then Johnson & Johnson, and the last 10 or so years managing a venture capital fund. I have personally invested in several of Bill’s prívate portfolio companies.

Bill is currently overseeing the management of a few of his remaining portfolio companies including as Executive Chairman of an important cancer therapy company called Novocure. If you know anyone who suffers from a deadly disease called Glioblastoma, a cancer of the brain, call Bill at (212) 652-4033 and he will do his best to get the patient on Novocure’s therapy that was recently FDA-approved for recurrent Glioblastoma, and is in Phase 3 trials for first-line treatment. Additional trials are underway in pancreatic cancer and will begin soon in ovarian cancer and non-small cell lung cancer. In light of Novocure’s importance to mankind and to its investors (Novocure just raised $194 million at a $1.24 billion post-money valuation), we do not yet have all of Bill’s time devoted to Pershing Square. Nonetheless, he has been quite productive in his first year at Pershing Square.

Earlier this year, Bill introduced us to Mike Pearson, CEO of Valeant Pharmaceuticals. Bill along with Jordan Rubin has led the research leading to our partnership with Valeant in its efforts to merge with Allergan.

Why Mergers That Should Happen Don’t Happen

Many merger transactions that should happen between companies with a large degree of strategic overlap and cost synergies don’t happen. While these transactions, properly executed, can create enormous shareholder value, the senior management teams and boards of the target company who often don’t survive the merger may reject such mergers due to what are euphemistically called “social issues.” These social issues often include the desire of the target company CEO to keep his job and its associated compensation, and the ancillary benefits of profile and power that come with being in the “C suite” of a large public company.

The structure of most public companies’ compensation packages for senior management teams contributes to this problem. In addition to annual base salaries and bonuses that are granted based on management achieving “target” and “reach” levels of annual earnings performance, CEOs are typically granted a certain dollar amount of restricted stock and options each year based on the amounts that are granted to the CEOs of comparable companies. Because these amounts are granted annually and valued based on the share prices at the time of grant, CEOs are incentivized not to unlock the full potential of “their” businesses until shortly before they intend to retire. If they work to unlock value too quickly, the strike prices of their annual option grants will be higher than they would otherwise have been, and the number of shares underlying the restricted stock and options they receive over time would be fewer than if the stock price had remained lower during their tenure at the company.

Put simply, a CEO is incentivized to have his company’s stock price rise gradually enough to keep his job, but not so quickly so the amount of options and restricted shares he receives each year is maximized and granted each year at lower stock prices. Only until the CEO is ready to retire, in the last year or so of his term is he now incentivized to unlock hidden value and motivated to catalyze the sale of the company so he can receive additional accelerated change-of-control and other benefits along with a control premium. While by no means do all CEOs behave this way, traditional management compensation encourages such an approach.

Allergan’s management appears to be Exhibit A in this kind of behavior. While Allergan has fabulous products with growing market appeal, it has been criticized for a decade by its shareholders for its high expense levels (at 40% of revenues its historic overhead has been 12 percentage points higher than the average of its closest competitors), and wasteful and unproductive early-stage R&D spending.

Allergan management’s sandbagging approach to running a business is best evidenced by comparing Allergan’s 12% to 15% earnings growth guidance, that was expressed on the company’s 2013 fourth quarter earnings conference call in February of this year, with management’s statements, guidance, and new plan introduced after we and Valeant offered to acquire the business on April 22nd.

On May 12th, Allergan management held a conference call at which they increased February’s 12% to 15% earnings growth guidance to 20% per annum over the next five years. The increase in earnings guidance was not due to the discovery of any new products or due to a projected increase in revenues but rather magically appeared in response to the bid and is driven by a planned gradual reduction in excess costs over the next five years.

Successive increases in our and Valeant’s bid for the company have elicited even stronger predictions of superior performance from Allergan management. On July 21st, Allergan announced its first large-scale restructuring with an expected $475 million of cost savings from a 13% overall reduction in personnel including a one-third reduction in the R&D workforce. While one might have expected Allergan’s compensation committee to adjust management compensation targets upwards in light of recent guidance; instead, the board has kept the existing incentive plans in place and granted additional equity incentives including restricted stock and options for management achieving the new earnings targets.

Management and the board have rejected the last increased offer which represents a more than 50% premium to Allergan’s unaffected stock price (at the time of the increase, the bid was worth $181 per share), claiming that the bid “grossly undervalues Allergan.” We find this particularly striking in light of the fact that management and board members sold $89 million of stock in the first quarter before the bid was announced at an average price of $121.50 per share, including

$31 million of stock sales by the CEO. During the first quarter, the board also granted stock options to management at $124 per share. Clearly, management found these prices fair as they sold material amounts of stock. The board was similarly comfortable granting options with strike prices at enormous discounts to Valeant’s offer, an offer that supposedly “grossly undervalues” the company.

We Believe Allergan’s Board Has Breached Its Fiduciary Duty in Not Properly Examining the Valeant Offer

Not only has the board rejected the bid, but we believe it has breached its fiduciary duty in not observing its duty of care to properly evaluate the proposal. The bid is not an all-cash bid where value can be easily assessed. Rather it is a cash and stock bid, with stock representing approximately 60% of the consideration. Allergan shareholders will own 44% of the new, much larger company which will benefit from Valeant’s estimate of $2.7 billion of cost synergies, substantial revenue synergies, and Valeant management’s superior capital allocation approach. Allergan has conveniently and inaccurately valued the Valeant bid by referencing today’s price of Valeant which reflects uncertainty as to whether or not and when the transaction will close, and a discount due to Allergan’s spurious headline-getting attacks on Valeant’s accounting, business model, and strategy.

To its credit, Valeant has stayed above the fray and simply responded to these attacks by providing increasingly detailed disclosures about its business. We have worked to advance the transaction by meeting with shareholders, catalyzing Valeant to raise and improve its bid for the company by our agreeing to take less cash consideration and more stock thereby delivering more cash and current value to other Allergan shareholders, and by launching the process to call a special meeting, which will allow other shareholders to voice their support for or against the transaction.

Notably, Allergan’s management and board have ignored their shareholders and made every attempt to squelch or otherwise delay their shareholders from expressing their views on the transaction. They have done so by putting in place a poison pill that restricts shareholders from communicating with one another, imposing highly cumbersome bylaws with unique provisions that discourage shareholders from participating in the calling of a special meeting, and limiting any contact that shareholders may have with the board of directors, stating that the (conflicted) Chairman/CEO is the only authorized party that can communicate with shareholders.

Allergan’s Recent Lawsuit

Allergan has used, as deemed by the media, “the scorchiest of scorched-earth” defenses, including on August 1st suing Valeant, Pershing Square and me personally for securities fraud and supposed abuse of the tender offer rules. While Allergan’s counsel Wachtell Lipton had previously publicly stated in a memo to its clients (before they had been hired by Allergan) that we had not violated the insider trading and tender offer laws (they did “flatter” us by calling us “crafty”), they are now bringing spurious litigation in an attempt to delay the special meeting we are working to call.

The lawsuit reads less like a brief and more like a public relations document referring to a “shell company” (that is, the joint venture limited liability company that Valeant and we capitalized with nearly $4 billion to buy Allergan stock), “secretive accumulations of stock through antiquated 13D rules” (what sophisticated investor shares his investment ideas with the public before implementing them?), and it makes various attacks on Valeant and Pershing Square (including a quote from a January 2008 press report calling us short-term stock flippers).

With respect to the law, you should know that we and Valeant are well-versed in the takeover and tender offer rules, that we are well advised (Pershing Square by Kirkland & Ellis, Valeant by Sullivan & Cromwell and Skadden Arps), and that we have been meticulously careful in how we have constructed and implemented this investment and transaction. Unfortunately, in America, one can be sued by anyone for anything. In this case, Allergan’s board and management are using shareholder funds to sue us to stop or delay a special meeting which will allow Allergan shareholders to share their views on the Valeant transaction and to fix anti-shareholder bylaws that serve to entrench management and the board.

Because of the poison pill and the bylaws, the special meeting itself is the only legal venue where shareholders can vote to encourage the board to engage with Valeant, remove a majority of Allergan’s directors, and vote to fix the bylaws. Shareholders can vote either way on each of these issues so it is just as much a forum for Allergan to make its case against each of these proposals as it is for us to seek support for them. Based on their scorched-earth attempts to stop or delay the meeting, Allergan’s management and board appear to already know that their shareholders do not support them. The special meeting will be a referendum on this board, the Valeant deal, and Allergan’s independence. This board’s and management’s actions have made clear that they do not want the meeting to be held.

We have recently received extremely strong support for the special meeting from ISS and Glass Lewis, the two leading proxy advisory firms. As both of these firms are widely followed by institutional investors, their support is a good leading indicator of the probability of success of our efforts.

We believe that the owners of a corporation are better able than its board or management to assess its value and whether or not the corporation should be sold or merged. Unlike Allergan’s management and board, Allergan shareholders have the benefit of not being conflicted by managements’ potential loss of receipt of stock options, restricted stock, salaries and bonuses, and by the board members’ $400,000 or so of annual board fees in determining whether or not to engage in negotiations with Valeant on a potential transaction.

We believe that Allergan’s senior management and board will go down in history as extremely poor fiduciaries for their shareholders. In the meantime, we will continue to focus on getting a transaction completed and maximizing the value of our investment.

General Disclaimers and Notes

Past performance is not necessarily indicative of future results. All investments involve risk including the loss of principal. This letter is confidential and may not be distributed without the express written consent of Pershing Square Capital Management, L.P. and does not constitute a recommendation, an offer to sell or a solicitation of an offer to purchase any security or investment product. Any such offer or solicitation may only be made by means of delivery of an approved confidential private offering memorandum.

Any returns provided herein based on the change in a company’s share price is provided for illustrative purposes only and is not an indication of future returns of the Pershing Square funds.

This letter contains information and analyses relating to some of the Pershing Square funds’ positions during the period reflected on the first page. Pershing Square may currently or in the future buy, sell, cover or otherwise change the form of its investment in the companies discussed in this letter for any reason. Pershing Square hereby disclaims any duty to provide any updates or changes to the information contained here including, without limitation, the manner or type of any Pershing Square investment.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to Pershing Square Capital Management, L.P.’s (“Pershing Square”) solicitation of written requests to call a special meeting of shareholders of Allergan, Inc. (“Allergan”) in connection with the proposal which Valeant Pharmaceuticals International, Inc. (“Valeant”) has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Pershing Square has filed a definitive solicitation statement with the SEC on July 11, 2014 (the “solicitation statement”) and a preliminary proxy statement on July 23, 2014, as may be amended from time to time, with respect to a special meeting of Allergan shareholders, and Valeant has filed a registration statement on Form S-4 (the “Form S-4”) and a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) with the SEC on June 18, 2014, as it may be amended from time to time (together with the Form S-4, the “Schedule TO”), and a preliminary proxy statement on June 24, 2014, as it may be amended from time to time, with respect to a meeting of Valeant shareholders. Pershing Square and Valeant (and, if a negotiated transaction is agreed, Allergan) may file one or more solicitation statements, registration statements, proxy statements, tender or exchange offer documents or other documents with the SEC. This communication is not a substitute for the solicitation statement, the Schedule TO, or any other solicitation statement, proxy statement, registration statement, prospectus, tender or exchange offer document or other document Pershing Square, Valeant and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE SOLICITATION STATEMENT, THE SCHEDULE TO, THE PROXY STATEMENT AND ANY OTHER SOLICITATION STATEMENT, PROXY STATEMENT, REGISTRATION STATEMENT, PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The solicitation statement has been mailed to stockholders of Allergan. Any definitive solicitation statement or proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of the solicitation statement, the Schedule TO and the proxy statement and will be able to obtain free copies of other documents (if and when available) filed with the SEC by Pershing Square and/or Valeant through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the solicitation statement. The solicitation statement can be obtained free of charge from the sources indicated.

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